K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 13, 2015
VIA EDGAR
Ms. Ashley Vroman-Lee
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	American Beacon Funds
Registration Statement on Form N-14 (File No. 333-207381)
Dear Ms. Vroman-Lee:
The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the Staff comments that we received from you by telephone (i) on November 4, 2015 regarding the Registration Statement on Form N-14 (“Registration Statement”) of American Beacon Sound Point Floating Rate Income Fund (“AB Fund”), a newly created series of the Registrant, that was accepted as filed with the Securities and Exchange Commission (“SEC”) on October 13, 2015 and (ii) on November 6, 2015 regarding Post-Effective Amendment No. 232 (“PEA 232”) to the Registration Statement on Form N-1A for the AB Fund that was filed with the SEC on October 6, 2015.  You noted on our call on November 4, 2015 that, to the extent applicable, Staff comments on PEA 232 also apply to the Registration Statement.  We have included Staff comments to PEA 232, where applicable, in this response letter relating to the Registration Statement.  A separate response letter also will be submitted to address Staff comments to PEA 232.  Staff comments (in bold text) and the Registrant’s responses (in plain text) are set forth below.  The Registrant believes that the responses below fully address all of the Staff’s comments.  Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.
The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Question and Answers (“Q&A”)

1.
In the Q&A section of the Registration Statement, in the Registrant’s answer to the question “[h]ow will the Reorganization affect the fees and expenses I pay as a shareholder of the Sound Point Fund?”  the Registrant states “[t]he net annual

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November 13, 2015

operating expense ratio of the AB Fund’s SP Class shares is not expected to be materially different from that of the Sound Point Fund’s Investor Class shares for the first two years after the Reorganization.” Explain in the answer that the net annual operating expense ratio for the AB Fund’s SP Class shares reflects the fee waiver and expense reimbursement agreement in effect for the SP Class shares during that period. Further, disclose the effect of the expiration of the expense waiver and reimbursement agreement on the annual operating expense ratio of the AB Fund’s SP Class shares.

The Registrant has revised the first sentence of the second paragraph of the answer as follows:

“The net annual operating expense ratio of the AB Fund’s SP Class shares is not expected to be materially different from the net annual operating expense ratio of the Sound Point Fund’s Investor Class shares for the first two years after the Reorganization due to the fee waiver and expense reimbursement agreements that are currently in effect for the AB Fund’s SP Class shares and the Sound Point Fund’s Investor Class shares.”

The Registrant believes that the effect of the expiration of the fee waiver and expense reimbursement agreement on the AB Fund’s SP Class shares’ annual operating expense ratio is adequately explained in the first sentence of the third paragraph of the answer which states:

“Although the gross annual operating expense ratio of the AB Fund’s SP Class shares is expected to be higher than that of the Sound Point Fund’s Investor Class shares, shareholders will not be affected by the increase for the first two years after the Reorganization and for so long thereafter as the Manager agrees to maintain the net expense ratio of the AB Fund’s SP Class shares at the current expense cap level.”

2.	Disclose supplementally to the Staff the estimated expenses of the Reorganization.

The Manager and Sound Point Capital estimate that expenses relating to the Reorganization will be approximately $365,000.  As disclosed in the Q&A section of the Registration Statement, “[t]he Manager and Sound Point Capital will pay all direct costs relating to the Reorganization, including the costs relating to the Special Meeting and the Proxy Statement. The Sound Point Fund and its shareholders will not incur any expenses in connection with the Reorganization.”

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Proxy/Prospectus

3.	Staff comments on PEA 232 also apply to the Registration Statement.

The Registrant confirms that any revisions that are made to the Prospectus or Statement of Additional Information (“SAI”) included in PEA 232 in response to Staff comments also will be reflected in the relevant disclosure in the Proxy/Prospectus and SAI in the Registration Statement.  Staff comments to PEA 232, to the extent relevant to the Registration Statement, are set forth below and are followed by the Registrant’s responses.

4.	In the “Fees and Expenses” table for the AB Fund SP Class shares (pro forma), a closing parenthesis is missing in the figure for the “Fee Waiver and Expense Reimbursement” line item. In the “Fees and Expenses” table for the Sound Point Fund Investor Class shares, it appears that the “Total Annual Fund Operating Expenses” and “Fee Waiver and Expense Reimbursement” figures each are overstated by 0.25%.

The missing closing parenthesis has been inserted. Since the filing of the Registration Statement, the Registrant has updated the “Fees and Expenses” information for both classes of Sound Point Fund shares to reflect the Sound Point Fund’s expenses for the fiscal year ended August 31, 2015; therefore, the Staff comment no longer applies.

5.	Footnote four to the “Fees and Expenses” table discusses the Manager’s contractual agreement to waive fees and/or reimburse expenses of the SP Class shares and Institutional Class shares of the AB Fund through December 31, 2017 (“Agreement”). Confirm that the Manager may not be reimbursed by the AB Fund for any contractual fee waivers or expense reimbursements after the Manager ceases to be the AB Fund’s investment adviser.

In connection with its approval of the Agreement, the Registrant’s Board of Trustees (“Board”) approved the recovery by the Manager of any fees waived and/or expenses reimbursed if during the three years following such waiver or reimbursement the expense ratio falls below the limit on total annual operating expenses for the AB Fund as set forth in the Agreement.  The Board did not place any limitations on the Manager’s ability to recover such expenses, except those provided in the resolution.  In light of the Staff’s position that expenses cannot be recouped after an adviser ceases to provide investment advisory services to a fund, the Registrant agrees that, in the event the Manager ceases to be the Fund’s investment adviser, the Manager’s ability to recoup fees waived and expenses reimbursed to the AB Fund will terminate.

6.	Disclose in an appropriate section of the Proxy/Prospectus that it may take longer than seven days for transactions in bank loans to settle. Also address

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November 13, 2015

supplementally how the AB Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

The Registrant has replaced the first paragraph under “Comparison of Principal Risks−Loan Interests Risk” with the following:

“Unlike publicly traded common stocks which trade on national exchanges, there is no central place or exchange for loans to trade. Loans trade in an over-the-counter market, and confirmation and settlement, which are effected through standardized procedures and documentation, may take significantly longer than seven days to complete. Extended trade settlement periods may, in unusual market conditions with a high volume of shareholder redemptions, present a risk to shareholders regarding the AB Fund’s ability to pay redemption proceeds within the allowable time periods stated in its prospectus. The secondary market for floating rate loans also may be subject to irregular trading activity and wide bid/ask spreads. The lack of an active trading market for certain floating rate loans may impair the ability of the AB Fund to sell its loan interests at a time when it may otherwise be desirable to do so or may require the AB Fund to sell them at prices that are less than what the AB Fund regards as their fair market value and may make it difficult to value such loans.  Interests in loans made to finance highly leveraged companies or transactions, such as corporate acquisitions, may be especially vulnerable to adverse changes in economic or market conditions.”

In order to meet short-term liquidity needs, Sound Point Capital will maintain a portion of the AB Fund’s assets in high-quality fixed income securities, including money market instruments and money market mutual funds.  Pursuant to an order issued by the SEC, the AB Fund is eligible to participate in an inter-fund credit facility whereby the AB Fund, under certain conditions, is permitted to lend money to, or borrow directly from, other American Beacon Funds for temporary purposes, such as when the cash position of the AB Fund is insufficient to meet temporary cash requirements.  Disclosure regarding the inter-fund credit facility may be found on page 12 of the SAI.

7.	Confirm that the AB Fund includes a statement under “Comparison of Principal Risks” that investments in bank loans may not be securities and, therefore, may not have the protections afforded by the federal securities laws.

The Registrant confirms that in “Comparison of Principal Risks−Loan Interests Risk” the Registrant states that “[l]oan interests may not be considered “securities,” and purchasers, such as the AB Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.”

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8.	The disclosure in “Comparison of Principal Risks” does not describe the fact that bank loans can take significantly longer than seven days to settle and that this can translate into a risk for investors that they not get paid if they redeem. Also confirm that the AB Fund’s risk disclosure describes the fact that investments in bank loans may not be securities and, therefore, may not have the protections afforded by the federal securities laws. As applicable, revise the disclosure to include these risks as principal risks of investing in the AB Fund.

Please see the AB Fund’s response to Comments 6 and 7 above.

9.	Explain supplementally whether the floating rate loans in which the AB Fund invests are senior loans, i.e., first or second tier loans.

The Registrant confirms that the senior floating rates loans in which the AB Fund may invest are first and second tier loans.

10.	The disclosure in the penultimate sentence of the second paragraph under “Principal Investment Strategies” for the AB Fund states that “Sound Point Capital considers preservation of capital when consistent with the AB Fund’s investment objective.” Explain supplementally how Sound Point Capital reconciles its consideration of the preservation of capital with the AB Fund’s investment objective to “provide a high level of current income consistent with strong risk-adjusted returns.”

Sound Point Capital does not believe that a high level of current income is inconsistent with preservation of capital.  The AB Fund seeks to “provide a high level of current income consistent with strong risk-adjusted returns.” Accordingly, when making its investment decisions, Sound Point Capital considers the investment risk associated with each security.  The preservation of capital in addition to current income may result from the management by Sound Point Capital of the AB Fund’s investment risk.

11.	The disclosure in the second sentence of the fourth paragraph under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds−Principal Investment Strategies” for the AB Fund states that “[a]s short-term interest rates decline, interest payable to the AB Fund should decrease.” Also add disclosure to the AB Fund’s “Principal Investment Strategies” regarding the impact on the AB Fund of an increase in short-term interest rates.

In response to the Staff comment, the AB Fund has added the following sentence immediately after the sentence referenced in the Staff’s comment:

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“Alternatively, during periods of increasing interest rates, changes in the interest rates of floating rate securities may lag behind changes in market rates or may have limits on the maximum increases in interest rates.”

12.	Will the AB Fund invest in collateralized debt obligations (“CLOs”)? If the AB Fund will invest in CLOs, confirm that the AB Fund will invest no more than 15% of its portfolio in CLOs.

The AB Fund does not currently intend to invest in CLOs.

13.	The disclosure in “Comparison of Principal Risks−Floating Rate Securities Risk” states that “[t]he interest rates payable on certain fixed income securities in which the AB Fund may invest are not fixed and may fluctuate based upon changes in market rates.” Please confirm that this concept is discussed under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds−Principal Investment Strategies” and add to the risk factor a discussion of the impact that interest rate fluctuations associated with floating rate securities is expected to have on the AB Fund.

In response to the Staff comment, the Registrant has added the following disclosure to the fourth paragraph in its “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds−Principal Investment Strategies” discussion for the AB Fund:

“The interest rates payable on Floating Rate Loans and other floating rate debt securities are not fixed and may fluctuate based upon changes in market rates.”

The AB Fund also has added the following disclosure to “Comparison of Principal Risks−Floating Rate Securities Risk”:

“As short-term interest rates decline, interest payable on floating rate securities typically should decrease. Alternatively, during periods of increasing interest rates, changes in the interest rates of floating rate securities may lag behind changes in market rates or may have limits on the maximum increases in interest rates. The value of floating rate securities may decline if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline.”

14.	In “Comparison of Principal Risks−Liquidity Risk” or another risk factor, as appropriate, disclose that bank loans can take significantly longer than seven days to settle and that this can translate into a risk for investors that they not get paid if they redeem.

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Please see AB Fund’s response to Comment 6 above.

15.	The disclosure under “Comparison of Principal Risks−Loan Interests Risk” states that the AB Fund may acquire a loan interest by assignment or by acquiring a participation interest in a loan that is held by another party. The disclosure discusses the possible limitations on the AB Fund’s rights, obligations and remedies as an assignee or the purchaser of a participation interest. Confirm that, consistent with the guidance provided by the Staff in no-action letters to Pilgrim Prime Rate Trust (pub. avail. June 28, 1989) and Putnam Diversified Premium Income Trust (pub. avail. July 10, 1989), in connection with the purchase of an assignment or loan participation interest, the AB Fund will treat both the corporate borrower and lending intermediary as “issuers” of the loan interest purchased by the Fund.

The Registrant believes that the position noted in the Staff’s comment and expressed in the Pilgrim Prime Rate Trust and Putnam Diversified Premium Income Trust no-action letters applies to funds that are sub-classified as “diversified” investment companies under Section 5(b)(1) of the 1940 Act.  Since the AB Fund is sub-classified as a “non-diversified” investment company under Section 5(b)(2) of the 1940 Act, the Registrant does not believe that the Staff position noted in the comment above is currently applicable to the management of the AB Fund.

A “diversified” fund is subject to the following limitations with respect to at least 75% of the value of its total assets: (i) the fund may not invest more than 5% in the securities of any one issuer (other than securities of the U.S. government and its agencies and instrumentalities), and (ii) the fund may not own more than 10% of the outstanding voting securities of any one issuer.  In the Pilgrim Prime Rate Trust and Putnam Diversified Premium Income Trust no-action letters, the Staff stated, in relevant part, that a diversified fund is required to treat both corporate borrowers and the lending intermediaries selling loan participation interests as issuers for purposes of requirement that the fund not invest more than 5% of its total assets in the securities of any one issuer (the “5% Requirement”).  Since the AB Fund is a non-diversified investment company under Section 5(b)(2) of the 1940 Act, it is not currently required to comply with the 5% Requirement.  If the AB Fund were to change its sub-classification under the 1940 Act in the future to be sub-classified as a diversified fund, the Registrant confirms that when a bank loan or loan participation does not shift to the AB Fund the direct debtor-creditor relationship with the borrower, the AB Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of compliance with the 5% Requirement.

16.	In the section of the Proxy/Prospectus titled “Key Information about the Proposal−Federal Income Tax Consequences,” confirm whether the Sound Point Fund plans to sell certain portfolio securities in anticipation of the Reorganization. If so, disclose the following:

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a.	the estimated portion of the Sound Point Fund’s portfolio that will be disposed of in connection with the Reorganization;
b.	the portfolio transaction costs that are expected to be generated as a result of these sales;
c.	the estimated capital gain distributions, if any, to shareholders; and
d.	if sales of portfolio securities will result in capital gains, the estimated per share amount of the distributions.

Please choose a current date for purposes of calculating the requested estimates.

The Sound Point Fund does not intend to sell securities in anticipation of the Reorganization.

Statement of Additional Information

17.	Disclose information regarding the Trustees Emeritus in the tables included in under “Trustees and Officers of the Trust.”

Form N-14, Item 13 requires that an acquiring fund disclose the information specified by Form N-1A, Item 17.  Form N-1A, Item 17 requires registrants to disclose information regarding trustees and officers of the AB Fund and, if the Fund has an advisory board, members of the board.  Form N-1A, Item 17(c) also requires registrants to disclose information regarding compensation paid to “any affiliated person of the Fund who received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000.”

As stated on page 30 of the SAI, “[a] Trustee Emeritus must commit to provide certain ongoing services and advice to the Board members and the Trusts; however, a Trustee Emeritus does not have any voting rights at Board meetings and is not subject to election by shareholders of the [American Beacon] Fund(s).”  The Trustee Emeritus also are not members of any advisory board to the American Beacon Funds. Additionally, the disclosure following the “Trustee Compensation” table on page 30 of the SAI states that “[c]urrently, two individuals who retired from the Board prior to September 12, 2008, have assumed Trustee Emeritus status. One receives an annual retainer of $20,000 from the Trusts. The other individual and his spouse receive annual flight benefits of up to $40,000 combined, on a tax-grossed up basis, on American Airlines.”  Even if the Trustee Emeritus are “affiliated persons” of the Trust within the meaning of Section 2(a)(3) of the 1940 Act, neither received aggregate compensation from the Trust for the most recently completed fiscal year exceeding $60,000.  Therefore, the Registrant does not believe that disclosure regarding the background, American Beacon Fund holdings, and compensation paid to Trustees Emeritus is required.

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Part C

18.	Confirm that, as required by Item 16 of Form N-14, the Registrant will file an opinion and consent of counsel as to the legality of the securities being registered.

The Registrant confirms that it will file the opinion as an exhibit to  the post-effective amendment to the Registration Statement that will be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber

cc:	Rosemary Behan
Diana Lai
Becky Harris
American Beacon Advisors, Inc.